UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 9М2021 OPERATIONAL RESULTS

Moscow, Russia – November 18, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M2021 and 3Q2021 operational results.

3Q2021 and 9M2021 Operational Results

Mechel’s Chief Executive Officer Oleg Korzhov commented on the results:

“This year’s third quarter will be written into the history of international commodity markets as anomalous, as it saw a price rally both unprecedented in scale and unexpected for industry players. For example, the price of premium coking coal FOB Australia more than doubled in this quarter and firmly reached $400 per tonne. The price for premium coking coal CFR China set a new record in the last week of September, jumping yet another psychological barrier of $600 per tonne. Just as we have foreseen in our 2Q2021 report, the signs of price adjustment began appearing only in the fourth quarter, after Chinese authorities took practical measures slashing steel production. Mechel’s coal assets finished this reporting period with mining results generally equal to the previous quarter. Considering the mining equipment renovation program which we allocated 3.3 billion rubles to this year, we continue with our gradual restoration of our key operational results. The 35-percent year-to-year decrease in coal production was due to decreased contractor mining at Neryungrinsky and Krasnogorsky open pits as well as face transfers at V.I. Lenina and Sibirginskaya underground mines.

“Coking coal concentrate sales went down 30% in 3Q2021 as mining decreased at Neryungrinsky Open Pit due to difficult geological conditions at stoping areas, as well as the fact that in 2Q2021 sales involved accumulated coal stockpiles of which there were practically none left by the third quarter. The same factors were at play for the overall sales of thermal coal, which declined by 10% in the third quarter. PCI and anthracite sales remained on the previous reporting period’s level.

“Iron ore concentrate sales went down 12% due to repairs at Korshunov Mining Plant’s washing plant. The facility has accumulated major ore stockpiles which will be processed into saleable product in the next reporting periods. In 3Q2021, the plant shipped 16,000 tonnes of iron ore concentrate to third-party buyers, which is a 108-percent increase quarter-on-quarter.

“Coke sales in 3Q2021 went down 8% due to stockpiles having been sold off in the previous quarter. Besides, shipment of one of the contract shiploads was put off until the fourth quarter. However, trends in the coke market remain favorable.

“Pig iron and steel output remained largely at the previous quarter’s level.

“This reporting period saw a downward trend for average market prices for rolled steel as demand from the construction industry, steelwork producers, metalworking factories and machine-builders slumped. We think this logically followed the spike in demand for steel products seen in the second quarter, when consumers formed reserves sufficient for their needs.

“Another factor negatively impacting our 3Q2021 sales was the introduction of new export tariffs. In 2021, before the introduction of these tariffs, exports accounted for over 30% of sales of our Group’s Russian-based facilities, but as the new tariffs hit, this share fell by nearly 10% and returned to the average level of the last few years. By our preliminary estimates, the temporary tariffs will cost our company about 1.1 billion rubles, which is roughly equivalent to 1% of our steel division’s revenue.

“On a positive note regarding 9M2021 results, I would like to emphasize the increased share of high-margin products year-on-year. Sales of Chelyabinsk Metallurgical Plant’s universal rolling mill’s sections went up 26%, with sales of a most popular and profitable type of output — H- and I-beams — up by 21%, hot-rolled thin flats up by 37%, Izhstal’s high-precision sections up by 73%, Urals Stampings Plant’s stampings up by 59% and high-margin types of Beloretsk Metallurgical Plant’s hardware up by 12%.

“Ferrosilicon sales went down 11% quarter-on-quarter due to planned repairs at Bratsk Ferroalloy Plant’s furnaces. Most of the plant’s ferrosilicon goes to export.

“The 3Q2021 31-percent decrease in electricity generation quarter-on-quarter was due to planned repairs of our technological equipment. The decrease in heat generation is seasonal.”

Production (thousand tonnes):

Product Name	3Q2021	2Q2021%		9M2021	9M2020%
Run-of-mine coal*	2,933	2,962	-1%	8,537	13,131	-35%
Pig iron	790	796	-1%	2,358	2,646	-11%
Steel	891	876	+2%	2,615	2,654	-1%
Electric power generation (thousand kWh)	517,501	745,682	-31%	2,117,686	2,295,497	-8%
Heat power generation (Gcal)	691,607	922,842	-25%	3,678,168	3,388,154	+9%

Sales (thousand tonnes):

Product Name	3Q2021	2Q2021%		9M2021	9M2020%
Coking coal concentrate*	1,056	1,501	-30%	3,434	4,487	-23%
Including coking coal concentrate supplied to third parties	602	1,078	-44%	2,168	3,241	-33%
PCI	322	322	0	897	1,473	-39%
Including PCI supplied to third parties	322	322	0	897	1,473	-39%
Anthracites	345	347	-1%	1,051	861	+22%
Including anthracites supplied to third parties	294	312	-6%	925	716	+29%
Thermal coals*	643	716	-10%	2,336	2,857	-18%
Including thermal coals supplied to third parties	454	477	-5%	1,632	1 979	-18%
Iron ore concentrate	367	414	-12%	1,108	1,648	-33%
Including iron ore concentrate supplied to third parties	16	8	108%	31	31	+1%
Coke	690	752	-8%	2,059	1,873	+10%
Including coke supplied to third parties	293	364	-19%	895	597	+50%
Ferrosilicon	18	21	-11%	57	47	+22%
Including ferrosilicon supplied to third parties	14	15	-4%	42	31	+38%
Long rolls	555	685	-19%	1,804	1,940	-7%
Flat rolls	106	121	-12%	332	342	-3%
Hardware	130	142	-8%	389	415	-6%
Forgings	8	10	-19%	27	31	-13%
Stampings	18	17	+4%	48	30	+59%

* Excluding volumes produced by Elga Coal Complex which is no longer part of the Group.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 18, 2021

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